N E W S R E L E A S E

October 25, 2010

Nevsun Begins Plant Commissioning

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) is pleased to confirm it has met its target to commence plant commissioning at the Bisha Mine during Q4.  This significant milestone brings the Company one step closer to commercial production.

The power plant has been commissioned and is delivering power for the commissioning process. This process includes in depth testing of equipment and stress testing the plant before introducing ore.  The Company intends to introduce low-grade ore in the coming month.

Bisha is on track for commercial gold production in Q1 2011.  The current mine plan aims to produce 450,000 ounces of gold in the first year of commercial production at a cost of less than $250 per ounce.

Forward Looking Statements: The above contains forward-looking statements concerning the timing of the plant commissioning and anticipated commercial production.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer NSU 10-16.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com